EXHIBIT 2

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 4/4/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
4/1/2025	Buy	34,285	9.05
4/2/2025	Buy	7,041	9.05
4/3/2025	Buy	33,476	8.88
4/4/2025	Buy	55,545	8.59